Exhibit 99.2

6 November 2003

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	4th Floor, Atrium, Unit 04-07 Strawinskylaan 3077 1077 ZX Amsterdam, The Netherlands
	Telephone:	31-20-301 2980
	Fax:	31-20-404 2544

Dear Sir

Exercise prices for the Company’s options have been adjusted as a result of the capital return pursuant to the rules of the respective plan documents.

The number of options shown in the table under “Equity Incentive Plan” are after cancellation, without consideration, of 18,583 options with 17 December 2011 expiry and 45,500 options with 3 December 2012 expiry.

		Old Exercise	New Exercise
Plans	Options	Price AUD	Price AUD	Expiry Date

Peter Donald Macdonald
	1,200,000	$3.3931	$3.1821	17 Nov 2009
	624,000	$4.9731	$4.7621	12 Jul 2011
	1,950,000	$5.9196	$5.7086	19 Jul 2012
Key Management Equity Incentive
	682,955	$3.3431	$3.1321	1 Nov 2009
	1,653,412	$3.3031	$3.0921	1 Nov 2010
Equity Incentive Plan
After 18,583 options cancelled:	2,760,913	$5.2696	$5.0586	17 Dec 2011
After 45,500 options cancelled:	3,558,500	$6.6600	$6.4490	3 Dec 2012

Total options	12,429,780

Yours faithfully

/s/ Peter Shafron

Peter Shafron
Company Secretary